Via Facsimile and U.S. Mail
Mail Stop 6010

March 7, 2007

Mr. Richard F. Pops
Chief Executive Officer and Director
Alkermes, Inc.
88 Sidney Street
Cambridge, MA 02139-4234

Re: **Alkermes, Inc.**
        Form 10-K for the Year Ended March 31, 2006
        Filed June 14, 2006
        File No. 001-14131

Dear Mr. Pops:

        We have limited our review of the above filing to the issue we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K – March 31, 2006

Financial Statements

Revenue Recognition, page F-7

Revenue Recognition Related to the License and Collaboration Agreement and Supply Agreement with Cephalon, page F-7

1.   Please provide us your analysis of EITF 00-21 supporting your treatment that the arrangement represented three separate units of accounting. Discuss each criterion in paragraph 9 of EITF 00-21 for each unit of accounting.

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kei Ino, Staff Accountant, at (202) 551-3659 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. In this regard, please do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant